Exhibit 21.1

Subsidiaries of the Registrant

Name of Entity	Jurisdiction of Incorporation	Percent Owned by the Registrant
Syros Securities Corporation	Massachusetts	100%
Syros Pharmaceuticals (Ireland) Limited	Ireland	100%
Tyme Technologies, Inc.	Delaware	100%
Tyme, Inc.	Delaware	100%